

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via Email
Erik Prusch
President and Chief Executive Officer
Clearwire Corporation
1475 120th Avenue Northeast
Bellevue, Washington 98005

      Re: Clearwire Corporation
               Amendment No. 2 to Schedule 13E-3
               Filed March 29, 2013
               File No. 005-84306

               Revised Proxy Statement on Schedule 14A
               Filed March 29, 2013
               File No. 001-34196

Dear Mr. Prusch:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 2 and Section 5.3 of the Merger Agreement. The Merger Agreement appears to require, as a contingent precedent, and envision the Sprint-SoftBank Merger closing before the Rule 13e-3 transaction. Please advise whether the governing transaction documents envision this scenario.

2.   Further, in this scenario, it appears SoftBank would be an affiliate of Sprint because SoftBank will own 70% of New Sprint before the closing of the Rule 13e-3 transaction. Please advise whether the Sprint-SoftBank Merger will be effective before security holders vote on the Rule 13e-3 transaction and whether this will mean SoftBank is an

affiliate of Clearwire, addressing elements of indirect control SoftBank has in
consideration of whether it is an affiliate of Clearwire.

3.   With specific references, please advise whether the transaction documents contemplate
the Clearwire security holders voting prior to the Sprint security holders voting. Further,
with specific references, please advise whether the documents contemplate the Clearwire
transaction closing prior to the Sprint transaction.

4.   We note your response to prior comment 4, regarding amendments to Schedule
13D. While the staff of the Division of Corporation Finance will not undertake any
further examination of this issue at this time, we reserve the right to make further inquiry
into this matter and make any recommendations we deem appropriate. Please confirm
your understanding.

5.   We note your response to prior comment 14 of our letter dated February 28, 2013 in
which you stated that "the Eagle River acquisition did not have the reasonable likelihood
or a purpose of producing, either directly or indirectly, the going private effects described
in Rule 13e-3(a)(3)." Please note that Rule 13e-3 applies to a transaction that
independently may not constitute a Rule 13e-3 transaction but is effected "as a part, or in
furtherance, of" a series of transactions that, taken together, have a reasonable likelihood
or purpose of producing the requisite effects. See Question & Answer No. 4 of SEC
Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of
Florida, Inc., SEC Release No. 34-48703. Furthermore, in the absence of an intent of
producing or facilitating the production of any of the effects specified in Rule 13e-
3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably
likely to produce any of the requisite effects must be based in part upon consideration of
"past, current and planned" transactions. Please provide us with further analysis for why
the stock repurchases were not the first steps in a series of transactions having a "going
private effect" within the meaning of Rule 13e-3(a)(3)(ii).

Summary Term Sheet, page 1

6.   We note your response to prior comment 5. While the relevant sections of your fairness
disclosure address fairness to unaffiliated shareholders, you have retained a definition of
"unaffiliated shareholders" which encompasses persons who might be considered
affiliates. Please revise so that your fairness disclosure relates only to unaffiliated
shareholders of Clearwire.

Other Considerations, page 59

7.   We note your response to prior comment 15 and again reissue the comment. Disclose the
method of selection of the two financial advisors. A simple statement that the special
committee "considered a number of other internationally recognized financial services

Erik Prusch
Clearwire Corporation
April 8, 2013
Page 3

firms" does not satisfy Item 1015(b)(3) of Regulation M-A. Describe the process by which these two advisors were selected.

8.   We note your response to prior comment 19. Please incorporate your response into the disclosure on pages 72 and 73.

Form of Proxy

9.   We note your response to prior comment 20. If the authorization of 1,019,162,522 shares of Class A common stock is sufficient to meet your obligations under the Exchangeable Notes and the authorization of 1,019,162,522 shares of Class B common stock is sufficient to meet your obligations under the Exchangeable Notes, please explain why these two actions are not separately described in the form of proxy.

10.   We also note from your response to prior comment 20 that you are requesting the authorization of 300 million shares of Class A common stock and 300 million shares of Class B common stock (a total of 600 million shares) in addition to the number of shares of each class necessary for the exchange under the Notes. Please explain where this described in your proxy statement.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or David Orlic, Special Counsel in the Office of Mergers and Acquisitions, at 202-551-3503 if you have any other questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
        David Fox, Esq.
        Kirkland & Ellis LLP